TOUSA, INC.
4000 Hollywood Blvd.
Suite 500-N
Hollywood, FL 33021
September 22, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

RE:	TOUSA, Inc. Application for Withdrawal of the following Registration Statements:

Registration
Statement Form	File Number	Original Filing Date
S-4	333-133499	April 24, 2006
S-3	333-133502	April 24, 2006
S-3	333-133504	April 24, 2006
Ladies and Gentlemen:
Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), TOUSA, Inc. collectively, together with all additional registrants listed in the respective registration statements, is hereby requesting the consent of the Securities and Exchange Commission to the withdrawal of the above-referenced registration statements, together with all amendments and exhibits thereto. Please be advised that no preliminary prospectuses for these offerings were circulated by the Registrant or its underwriters and no securities were sold in connection with the offerings contemplated by such registration statements.
The Registrant has determined that it does not wish to pursue the offerings at this time due to market conditions and the January 29, 2008 filing of voluntary petitions pursuant to Chapter 11 of the United States Code by TOUSA, Inc. and certain of its subsidiaries.
If you need any further information on this matter, please contact the undersigned at (954) 364-4024.
Sincerely,

TOUSA, INC.
/s/ Paul Berkowitz
By: Paul Berkowitz, Esq.
Executive Vice President